Mail Stop 4561



December 21, 2005



By U.S. Mail and facsimile to (301) 201-0629.

David R. Brown
Chief Financial Officer
National Mercantile Bancorp
1880 Century Park East
Los Angeles, CA 90067

Re:	National Mercantile Bancorp
Form 10-KSB
	Filed March 31, 2005
	File No. 001-13015

Dear Mr. Brown:

      We have reviewed your response letter filed with the Commission on December 6, 2005 and have the following additional comments. Please provide us with the requested information so we may better understand your response. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Note 13 - Derivatives, page 63

1. We note your response to our comment letter dated November 17, 2005. Based on your response, and the hedging documentation included in your response to our comment letter dated September 22, 2005, it appears that you are relying on the guidance in paragraph 65 of SFAS
133 in concluding that there is no ineffectiveness in this hedging relationship. We believe that paragraph 65 of SFAS 133 was not meant to suggest that an entity may assume that there is no ineffectiveness when ineffectiveness is definitely present. Since there likely is ineffectiveness in fair value hedges of interest rate exposures because of credit differences between the hedging instrument and the hedged item, please tell us why you believe that your fair value hedges of deferrable interest debentures are eligible for a paragraph
65 hedge assessment method.

2. If your assessment of no hedge ineffectiveness is not based on the guidance in paragraph 65, please advise us as follows:

* Tell us how you came to a conclusion of no ineffectiveness with respect to this hedging relationship. In your response to our November 17, 2005 letter, you indicate that you assess hedge effectiveness by comparing the fair values of the hedged item and the hedging instrument. However, the hedging documentation provided to us in your response to our letter dated September 22, 2005 did not specify a method of assessing effectiveness. Rather, you stated that since the critical terms matched at inception, you would assess the risk of counterparty default on a quarterly basis.

* Clearly explain how you prospectively assess hedge effectiveness and retrospectively measure ineffectiveness for this hedging relationship on an ongoing basis.

* Tell us how you have met the documentation requirements of paragraph 20(a) of SFAS 133 with respect your method of assessing hedge effectiveness.


* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Rebekah Moore, Staff Accountant, at (202)
551-
3463 or me at (202) 551-3426 if you have questions.

Sincerely,



Angela Connell
Senior Accountant
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David R. Brown
National Mercantile Bancorp
December 21, 2005
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